

December 22, 2011

<u>Via Facsimile</u>
Nir Feller
Chief Financial Officer
Formula Systems (1985) Ltd.
5 Haplada Street
Or Yehuda 60218, Israel

     Re: Formula Systems (1985) Ltd.
            Form 20-F for Fiscal Year Ended December 31, 2010
            Filed March 18, 2011
            File No. 000-29442

Dear Mr. Feller:

We have reviewed your letter dated December 8, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

General

1.   We note the proposed revised disclosures provided in your response to prior comments 2, 3, 4, 9, 11 and 13 that you intend to include in future filings on Form 20-F. Tell us your consideration to provide this information to your investors in a more timely basis by amending your December 31, 2010 Form 20-F. To the extent that you believe an amendment is not necessary, then please explain further the basis for your conclusions.

Nir Feller
Formula Systems (1985) Ltd.
December 22, 2011
Page 2

Item 18. Financial Statements

Note 13. Commitments and Contingencies

e. Legal proceedings, page F-47

2.   The proposed revised disclosure provided in your response to prior comment 11 describes the company's policy with regards to accounting and disclosures for reasonably possible losses. However, it remains unclear whether reasonably possible losses have been incurred with regards to your other pending litigations. In this regard, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please further revise your disclosure to include an estimate of such loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts), or state that such an estimate cannot be made. In addition, similar revisions should be made to your disclosures as it relates to your lawsuit described in paragraph 3 of your response to prior comment 9. In your response, please provide us with your proposed disclosure for Note 13(e) to address this comment and include the changes described in your response to prior comments 9 and 11.

     You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief